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                                  [LETTERHEAD]

                                August 28, 2012

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     RE:  Minnesota Life Insurance Company
          Minnesota Life Individual Variable Universal Life Account File No. 811-22093

Commissioners:

On behalf of Minnesota Life Insurance Company (the "Company") and Minnesota Life Individual Variable Universal Life Account (the "Account"), we have attached for filing a registration statement on Form N-6 as an initial registration statement under the Securities Act of 1933 (the "Securities Act") and an amendment to the Account's registration under the Investment Company Act of 1940 (the "Registration Statement") for certain Variable Universal Life Insurance Policies (the "Policy") to be issued through the Account.

The Registration Statement does not include financial statements; those items, along with any exhibits not included with this filing, will be added by pre-effective amendment to the Registration Statement. If you have any questions or comments regarding the Registration Statement, please call the undersigned at
(651) 665-4593 or Thomas Bisset at (202) 383-0118.

                                   Sincerely,

                                   /s/ Timothy E. Wuestenhagen
                                   --------------------------------
                                   Timothy E. Wuestenhagen
TEB/mq
Enclosure
cc:  Thomas Bisset, Esq.